

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2023

Aidy Chou
Chief Executive Officer
Armlogi Holding Corp.
20301 East Walnut Drive North
Walnut, California, 91789

> **Re: Armlogi Holding Corp.**
> **Registration Statement on Form S-1**
> **Filed September 25, 2023**
> **File No. 333-274667**

Dear Aidy Chou:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Dilution, page 30

1. Please revise to present dilution per share assuming the underwriter's over-allotment is exercised in full.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

2. You disclose changes in gross profit margin period over period. From fiscal year ended June 30, 2021 compared to June 30, 2022 you disclose your margin decreasing from 18.1% to 11.3% with the fixed costs of opening additional warehouses experiencing higher increases than revenue growth. For the nine-months ended March, 31, 2022 versus nine-months ended March 31, 2023, however, you disclose an increase in gross margin from 9.6 to 21.9% primarily due to "increased revenue resulting from strategic pricing changes, particularly with a shift towards emphasizing profits through FedEx's surcharges rather than through the transportation charge alone." Please explain the difference

between transportation charges and surcharge pricing. Additionally, if changes in price have materially impacted revenues, please also disclose the extent to which such changes in revenue are attributable to changes in prices or to changes in volume.

<u>Executive and Director Compensation, page 69</u>

3.   Please provide your analysis if Tong Wu should be disclosed as one your two most highly compensated executive officers other than the PEO. See Item 402(m) of Regulation S-K.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Qiaozi Guanglin